FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Aeterna Zentaris Inc. ("**Aeterna**")
c/o Norton Rose Fulbright Canada LLP
222 Bay Street, Suite 3000
M5K 1E7

Item 2: Date of Material Change

December 14, 2023

Item 3: News Release

A news release with respect to the material change referred to in this report was disseminated by Aeterna on December 14, 2023. The news release is available on Aeterna's profile at www.sedarplus.ca.

Item 4: Summary of Material Change

On December 14, 2023, Aeterna and Ceapro Inc. ("**Ceapro**") announced that they had entered into a binding arrangement agreement (the "**Arrangement Agreement**") dated December 14, 2023 pursuant to which Aeterna and Ceapro will combine in an all-stock merger of equals transaction (the "**Transaction**"). The Transaction will be effected by way of a plan of arrangement of Ceapro under the *Canada Business Corporations Act* pursuant to which, at closing, each outstanding Ceapro common share will be exchanged for 0.09439 of an Aeterna common share (the "**Exchange Ratio**").

Additionally, as part of the Transaction, Aeterna will issue to its shareholders immediately prior to the closing of the Transaction, 0.47698 of a share purchase warrant ("**Transaction Warrant**") for each Aeterna common share held as of such date. The Transaction also provides for the issuance of replacement options ("**Replacement Options**") to holders of Ceapro's currently outstanding options on similar terms, as adjusted by the Exchange Ratio.

As a result, following the closing of the Transaction, Aeterna will own all of the issued and outstanding Ceapro common shares. Following the closing of the Transaction, former shareholders of Ceapro will own 50% of the combined company and former shareholders of Aeterna will own 50% of the combined company, assuming the exercise of all Transaction Warrants.

Item 5: Full Description of Material Change

On December 14, 2023, Aeterna and Ceapro announced that they had entered into the Arrangement Agreement dated December 14, 2023 pursuant to which Aeterna and Ceapro will complete the Transaction. The Transaction will be effected by way of a plan of arrangement of Ceapro under the *Canada Business Corporations Act* pursuant to which, at closing, each outstanding Ceapro common share will be exchanged for Aeterna common shares at the Exchange Ratio.

Additionally, as part of the Transaction, Aeterna will issue 0.47698 of a Transaction Warrant to its shareholders immediately prior to the closing of the Transaction for each Aeterna common share held as of such date. Each Transaction Warrant will have a term of three years and each whole Transaction Warrant will be exercisable to purchase one common share of the combined entity at an exercise price of a nominal amount of US$0.01. Holders of Aeterna's currently outstanding warrants will also be issued Transaction Warrants in accordance with the anti-dilution provisions of such warrants.

Following the closing of the Transaction, the former shareholders of Ceapro will own 50% of the combined company and the pre-Transaction securityholders of Aeterna will own the remaining 50%, assuming the exercise of all Transaction Warrants.

The Transaction will require the approval of at least 66 2/3% of the votes cast by Ceapro shareholders and 66 2/3% of the votes cast by Ceapro shareholders and Ceapro optionholders, voting together as a single class, at a special meeting of Ceapro's securityholders. The issuance of common shares, Transaction Warrants and Replacement Options by Aeterna under the Transaction is subject to the approval of a simple majority of the votes cast by Aeterna shareholders at a special meeting of Aeterna shareholders. Aeterna shareholders will also be required to approve, by simple majority, certain proposed changes to the Aeterna board, as well as, by a majority of at least 66 2/3% of the votes cast by Aeterna shareholders, a proposed change of the name of Aeterna and a proposed consolidation of the Aeterna common shares.

The Transaction is also subject to closing conditions customary for transactions of this nature, including Alberta court approval and applicable stock exchange approvals. The Arrangement Agreement includes reciprocal non-solicitation provisions and a reciprocal termination fee of CAD$500,000 payable in certain circumstances.

Certain officers and directors of Ceapro have entered into lock-up agreements with Aeterna, agreeing to vote their Ceapro common shares and options in favour of the Transaction. Similarly, certain officers and directors of Aeterna have entered into lock-up agreements with Ceapro, agreeing to vote their Aeterna common shares in favour of the Transaction.

It is anticipated that both shareholder meetings and closing of the Transaction will take place in the first quarter of 2024, subject to the satisfaction of the conditions of the Arrangement Agreement.

Following closing of the Transaction, it is expected that the shares of the combined company will continue to trade on the TSX and the Nasdaq, subject to approval or acceptance of each such exchange. As a wholly-owned subsidiary of Ceapro upon closing of the Transaction, Ceapro's common shares will be de-listed from the TSX Venture Exchange following closing.

The board of directors of the combined company will consist of eight directors, comprised of four independent board members from Ceapro and three independent directors from Aeterna and Gilles Gagnon, who currently serves on both boards.

Management of the combined company will include executives from both Ceapro and Aeterna, with Ceapro's current Chief Executive Officer, Gilles Gagnon, and Aeterna's current Chief Financial Officer, Giuliano La Fratta, continuing to serve in their current roles at the combined company.

Further details regarding the terms of the transaction are set out in the Arrangement Agreement which is available on Aeterna's profile at www.sedarplus.ca.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

For further information please contact:
Klaus Paulini
Chief Executive Officer
+1 (843) 900-3223

Item 9: Date of Report

December 18, 2023